Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

				Predecessor(1)
	Nine Months Ended September 30, 2011	Year Ended December 31, 2010	Period from October 1, 2009 through December 31, 2009	Period from January 1, 2009 through September 30, 2009		Year Ended December 31,
						2008	2007	2006
EARNINGS(2)
Pre-tax income from continuing operations before non controlling interest and income from equity investees	$130,393	$197,658	$51,331	$(11,033)		$104,008	$82,957	$53,149
add: Fixed charges	31,662	27,047	6,095	21,619		19,016	8,766	4,566
add: Distributed income of equity investees	—	—	—	—		—	—	—
add: Amortization of capitalized interest	443	147	—	—		—	—	—
less: Capitalized interest	(7,304)	(2,631)	(257)	(3,782	)(5)	—	—	—

Total Earnings	$155,194	$222,221	$57,169	$6,804		$123,024	$91,723	$57,715

FIXED CHARGES(2)
Interest expensed and capitalized	$13,369	$5,490	$877	$4,129		$1,871	$—	$—
Amortization of debt expense	3,471	4,876	1,321	1,427		513	—	—
Portion of rent expense related to interest (33.33%)	14,822	16,681	3,897	16,063		16,632	8,766	4,566

Total Fixed Charges	$31,662	$27,047	$6,095	$21,619		$19,016	$8,766	$4,566

RATIO OF EARNINGS TO FIXED CHARGES(3)	4.9x	8.22x	9.38x	-	(4)	6.47x	10.46x	12.64x

(1)	Represents data from our predecessor, Chesapeake Midstream Development, L.P. before the formation of the joint venture with Global Infrastructure Partners-A, L.P. on September 30, 2009. For further discussion, please see Note 1 to the consolidated financial statements included in CHKM’s Annual Report on Form 10-K for the year ended December 31, 2010.

(2)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums related to indebtedness) and the portion of rental expense on operating leases deemed to be the equivalent of interest.

(3)	Ratios may not recalculate due to rounding.

(4)	During the period noted, our ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $17.5 million during the period from January 1, 2009 through September 30, 2009 to achieve a coverage ratio of 1:1.

(5)	During the period noted, our capitalized interest per form S-1 was $6.5MM . This included capitalized interest transferred from predecessor of $2.7MM. This amount had no impact on earnings and has been excluded from capitalized interest as reported above.